UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

XWELL, INC.

Full name of Registrant

Former Name if Applicable

254 West 31st Street, 11th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XWELL, Inc. (the “Registrant”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) within the prescribed time period due to delays in completion of the financial statements contained therein. The Registrant requires additional time to complete a review in accordance with generally accepted accounting principles to assess the amount of a non-cash impairment charge required for the fourth quarter of 2022. The Registrant is working diligently to complete the necessary year-end reporting processes, and it expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Milford	(212) 750-9595
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing impairment analysis, the Registrant not yet able to make a reasonable estimate of any changes in its results of operations for the year ended December 31, 2022 as compared to December 31, 2021.

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Registrant’s expectation that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly and year-end review procedures. Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25. The Registrant does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

XWELL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2023	By:	/s/ Scott R. Milford
Name: Scott R. Milford
Title: Chief Executive Officer

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